Exhibit 99.1

COMPANY CONTACTS:

Jay Hennick

Global Chairman and CEO

Christian Mayer

Chief Financial Officer

(416) 960-9500

Colliers International Group Inc. Announces US$300 Million
Bought Deal Public Offering of Equity

TORONTO, Canada, February 22, 2024 – Colliers International Group Inc. (TSX and NASDAQ: CIGI) (“Colliers” or the “Company”) has announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and J.P. Morgan, under which the underwriters have agreed to buy on a “bought deal” basis 2,479,500 subordinate voting shares (the “Subordinate Voting Shares”), at a price of US$121.00 per Subordinate Voting Share for gross proceeds of approximately US$300 million (the “Offering”). Colliers has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about February 28, 2024.

The net proceeds of the Offering will be used to repay balances outstanding on the Company’s credit facility and are intended to create additional capacity to fund potential future acquisition opportunities and growth initiatives, and for general corporate purposes.

The Subordinate Voting Shares are being offered for sale pursuant to the Offering in all of the provinces and territories of Canada, other than Quebec, by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s Canadian short form base shelf prospectus dated February 20, 2024 (the “Base Shelf Prospectus”). The Subordinate Voting Shares are being offered for sale in the public offering in the United States pursuant to an effective registration statement on Form F-10 (the “Registration Statement”) filed under the Canada/U.S. multi-jurisdictional disclosure system. Before investing, prospective purchasers in Canada should read the Prospectus Supplement, the Base Shelf Prospectus, and the documents incorporated by reference therein, and prospective purchasers in the United States should read the Registration Statement and the documents incorporated by reference therein for more complete information about the Company and the Offering. Subordinate Voting Shares may also be offered on a private placement basis in other international jurisdictions in reliance on applicable private placement exemptions.

Copies of the Prospectus Supplement, the Base Shelf Prospectus, and the Registration Statement, when available, may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, or J.P. Morgan Securities Canada Inc., Suite 4500, TD Bank Tower, 66 Wellington Street West, Toronto, ON M5K 1E7, or by telephone: Canada Sales 416-981-9233 and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com, or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Phone: 866-803-9204. Copies of the applicable offering documents, when available, can be obtained free of charge under the Company’s profile on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 66 countries, our 19,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 29 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.3 billion and $98 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations, including with respect to the Offering and the anticipated use of proceeds therefrom. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators, including those identified in the Company’s annual information form for the year ended December 31, 2023 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.com or as part of the Company’s Form 40-F available at www.sec.gov). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.